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                                                                    EXHIBIT 4.57

     SUPPLEMENTAL AGREEMENT NO. 3 TO THE PREMISES LEASE AGREEMENT NO. TD0131

Landlord: Beijing GaoLing Estate Development Co. Ltd.
Tenant:   Beijing AirInbox Information Technologies Co., Ltd.

     The Premises Lease Agreement No. TD0131 (the "Lease Agreement") between the Landlord and the Tenant shall expire on May 27, 2006. For the purpose to renew the Tenant's lease of the whole 35th Floor of the Tengda Tower, the parties hereto have entered into the following agreement (the "Supplemental Agreement") after friendly negotiations:

1. Effective on May 28, 2006, Section 2 of Article I of the Lease Agreement shall be revised as: The term of the premises lease shall be one year, starting from May 28, 2006 to May 27, 2007.

2. Effective on May 28, 2006, Section 3 of Article I of the Lease Agreement shall be revised as: The rent for the premises shall be RMB 3.20 yuan per square meter per day. The maintenance fee shall be RMB 1.00 yuan per square meter per day. The total amount for each month shall be RMB 189,504.00 yuan. Each month shall be calculated as 30 days. The rent and maintenance fee shall be paid in advance on a monthly basis. The Tenant shall deliver to the Landlord the rent and maintenance fee for the next rent period ten days before each rent period begins (Each rent period is from the 28th day of a month to the 27th day of the following month). The payment shall not be deemed as made until the Landlord receives the full amount. In the event that the Tenant fails to deliver the foresaid payments on time as required by the Lease Agreement, the Tenant shall pay the Landlord a late fee of 0.002% of the total due amount per day.

3. Section 11 of Article I shall be deleted.

4. During the lease period, the Landlord shall provide the Tenant two parking spaces free of charge on second basement floor of the Tengda Tower. In the event that the lease period set forth in the Lease Agreement is changed, the term for the two parking spaces shall be changed accordingly. Upon the expiration or termination of the Lease Agreement, the Landlord shall stop providing such parking spaces and any related service.

5. As a supplement and amendment to the Lease Agreement, this Supplemental Agreement is of equal legal effects. Should there be any conflict between this Supplemental Agreement and the Lease Agreement, this Supplemental Agreement shall prevail while all other provisions of the Lease Agreement shall remain as effective.

6. This Supplemental Agreement shall have two original copies, with each party hereto holding one copy. It shall become effective upon the execution by each party hereto.

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Landlord: Beijing GaoLing Estate Development Co. Ltd.


Legal Representative or Trustee: Sun Jianghai (Signature) (Corporate Seal)
Dated: April 16, 2006


Tenant: Beijing AirInbox Information Technologies Co., Ltd.


Legal Representative or Trustee: Wang Guijun (Signature) (Corporate Seal)
Dated: April 14, 2006